

July 15, 2010

James L. Robo
President and Chief Operating Officer
NextEra Energy, Inc.
700 Universe Boulevard
Juno Beach, Florida 33408

Armando J. Olivera
Florida Power & Light Company
700 Universe Boulevard
Juno Beach, Florida 33408

> **Re:** **NextEra Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 6, 2010**
> **File No. 001-08841**
>
> **Florida Power & Light Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 002-27612**

Dear Messrs. Robo and Olivera,

We have reviewed your letter dated June 18, 2010 and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts, please tell us why in your response.

After reviewing the information you provide in response to this comments, we may have additional comments.

James L. Robo
NextEra Energy, Inc.
Armando J. Olivera
Florida Power and Light Company
July 15, 2010
Page 2

Form 10-K, for the fiscal year ended December 31, 2009

Note 2. Employee Retirement Benefits, page 71

1. We note your response to comment 17 from our letter dated May 26, 2010. We re-issue our prior comment. In this regard, please disclose a description of the regulatory treatment of your other postretirement benefit costs, the status of any pending regulatory action related to these costs, and the period over which the deferred amounts are expected to be recovered in rates. Further, tell us if you have met *all* the requirements of FASB ASC 980-715-25-5 with regard to your deferred other postretirement benefit costs. We may have further comment.

Definitive Proxy Statement on Schedule 14A

Annual Incentive Awards for the Named Executive Officers, page 43

2. We note your response to comment 23 from our letter dated May 26, 2010. Please generally discuss the review board's aggregate determination regarding the Company's operational performance and how they generally reached that determination.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or in his absence Robert Babula, Staff Accountant at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director